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Exhibit 21 Subsidiaries of the Registrant

Subsidiaries of MGC Communications, Inc. are as follows:

      MGC Lease Corporation, a Nevada Corporation formed February 5, 1998

      MGC License Corporation, a Georgia Corporation formed November 24, 1998

      MGC LJ.Net, Inc. a Nevada Corporation formed January 22, 1999

      MGCi Corp., a Nevada corporation formed October 1, 1999

      Mpower Communications Corporation, a Delaware corporation formed _______, 2000